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SEC FILE NUMBER
8-70187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RPX Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Spindel (917) 597-2684
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

RPX Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Linda S. Grimm, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RPX Securities LLC for the fiscal year ended June 30, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda S. Grimm

Signature

Chief Financial Officer

Title

Notary Public

MELVINIA ALEXIS BOWE
Notary Public - State of New York
NO. 01BO6193396
Qualified in Orange County
My Commission Expires Sep 15, 2020

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RPX Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RPX Securities LLC (the "Company") as of June 30, 2019 the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as RPX Securities LLC's auditor since 2019.

New York, NY

August 28, 2019

RPX Securities LLC

Statement of Financial Condition
June 30, 2019

Assets		
Cash	$	8,444
Prepaid expenses		720
Total assets	$	9,164
Liabilities and Members' Equity		
Accrued expenses	$	217
Members' equity		8,947
Total liabilities and members' equity	$	9,164

The accompanying notes are an integral part of these financial statements.

RPX Securities LLC

Statement of Operations
For the fiscal year ended June 30, 2019

Revenue	
Private placement fees	$ -
Expenses	
Regulatory fees	10,757
Technology related expenses	857
Other expenses	444
Total expenses	12,058
Net loss	$ (12,058)

The accompanying notes are an integral part of these financial statements.

RPX Securities LLC

Statement of Changes in Members' Equity
For the fiscal year ended June 30, 2019

Balance, beginning of year	$ -
Net loss	(12,058)
Capital contributions	21,005
Balance, end of year	$ 8,947

The accompanying notes are an integral part of these financial statements.

RPX Securities LLC

Statement of Cash Flows
For the fiscal year ended June 30, 2019

Cash flows from operating activities	
Net loss	$ (12,058)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) in operating assets	
Prepaid expenses	(720)
Increase in operating liabilities	
Accrued expenses	212
Net cash used in operating activities	(12,566)
Cash provided by financing activities:	
Capital contributions	21,005
Net increase in cash for the year	8,439
Cash, beginning of year	5
Cash, end of year	$ 8,444

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

RPX Securities LLC, (the "Company"), formerly known as Ostrich Securities LLC, is a limited liability company organized under the laws of the state of New York. The Company was approved by FINRA to commence operations as a broker-dealer on March 18, 2019 and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company plans to engage in investment banking activities such as private placements, provide business advisory services and refer broker-dealers, hedge funds and investors to unaffiliated broker-dealers for order execution and settlement for which it will receive referral fees.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Effective February 27, 2018, the date of its creation, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

All revenues will be recorded as earned when the terms of the agreement are fulfilled. Fees are based on the terms of the client agreements.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. The Company is subject to New York City Unincorporated Business Tax.

At June 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year as an SEC registrant. At June 30, 2019, the Company had net capital of approximately $8,200 which exceeded the required net capital by approximately $3,200.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Going Concern

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor, but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overheard should that become necessary.

5. Subsequent Events

On August 12, 2019, the Company received a capital contribution from its members in the amount of $5,000.

RPX Securities LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission June 30, 2019

Members' equity	$	8,947
Deductions and/or charges:		
Nonallowable assets		
Prepaid expenses		720
Total deductions and/or charges		720
Net capital		8,227
Minimum capital requirement (the greater of $5,000 or 12.5% of aggregate indebtedness)		5,000
Excess net capital	$	3,227
Aggregate Indebtedness	$	217
Ratio of aggregate indebtedness to net capital		0.03 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2019.

RPX Securities LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission June 30, 2019

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RPX Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RPX Securities, LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

New York, NY

August 28, 2019

RPX Securities LLC

Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of my knowledge and belief, RPX Securities LLC (the "Company") states the following:

The Company may file an exemption report because it has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

The Company had no exceptions under SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2019.

Linda S. Grimm

CFO